News Release	No. 07-145 October 24, 2007

Platinum Group Adds Chief Operating Officer

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces that it has added Peter Busse, an experienced mine developer and operator as Chief Operating Officer, COO, of the Company.

Peter Busse has North American and African precious metal mine development and operations experience. During his extensive career of some 30 years he has been manager and leader at 8 operations including union and non-union mines.

His experience includes 7 years as director of mining and Vice President of Mining, just to the north of South Africa, in Zimbabwe, for Falconbridge, Kinross and Trillion.

Peter has a total of 11 years experience during his career as manager of several of the gold mines in the Red Lake, Ontario, Canada area where the vertical shaft and underground mining is conducted at similar depths to that in the mine plan at Platinum Group’s WBJV Project 1.

For the past two years Peter has been project manager for Procon Mining and Tunneling, a contractor developing access declines for the start of operations in two Canadian diamond mines.

He has been involved in feasibility studies, doubling of capacity at mines, turnaround situations and the introduction of new technologies. His experience also includes community relations, public relations and government relationships and joint ventures. Peter has successfully instituted procedures for the reduction of loss and improvements in safety.  People familiar with Peter’s work have enthusiastically commented that he is a team builder and a strong leader.

Michael Jones, President of Platinum Group Metals Ltd. said “Good projects attract good people; we are very excited to have Peter join our team and his experience is tailor made for the job ahead. As we move toward a mine build decision and the growth of our company Peter will have the responsibility to build our team to be ready for the next steps. Peter has the skills to ensure an efficient, safe execution of the projects with a strong community relationship”.

As COO, Peter is expected to split his time between South Africa and Canada.

Mr. John Gould, managing director of Platinum Group Metals RSA (Pty) Ltd the wholly owned subsidiary of Platinum Group has resigned to pursue other opportunities. John was with the company since 2004 and made valuable contributions to its development.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available.  There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.